

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 7, 2016

Christopher P. Albrecht
Chief Executive Officer
Starz
8900 Liberty Circle
Englewood, Colorado 80112

      Re: **Starz**
            Preliminary Proxy Statement on Schedule 14A
            Filed September 7, 2016
            File No. 001-35294

Dear Mr. Albrecht:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Celeste M. Murphy for

                     Larry Spirgel
                     Assistant Director
                     AD Office 11 – Telecommunications